SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: Euro 33,865,695

Registered in the Commercial Registry Office of Lisbon

and Corporation no. 503 215 058

Spin-off of PT Multimédia

Lisbon, Portugal, 21 September 2007 – Portugal Telecom (“PT”) announces that its Board of Directors has approved the execution of the PT Multimédia spin-off by the end of October 2007, which is within the expected timeframe and in accordance with the terms approved by the General Shareholders’ Meeting of 27 April 2007.

The PT Multimédia spin-off is one of the key elements of the shareholder remuneration package announced on 20 February 2007, under which PT has already returned to its shareholders approximately Euro 1.04 billion in dividends and has, as part of the ongoing share buyback programme, contracted equity swaps on 9.13% of its share capital, which after settlement will amount to Euro 1.05 billion, bringing the total shareholder remuneration to Euro 2.1 billion. Following the PT Multimédia spin-off and the physical settlement of the equity swaps, the amount of shareholder remuneration already executed will be approximately Euro 4.2 billion, equivalent to 67% of the total remuneration package approved for the period 2006-2009.

Indicative Timetable

The indicative timetable approved today by the Board of Directors of PT for the execution of the spin-off is as follows:

Announcement of the final terms for the PT Multimédia spin-off	15 days prior to payment
Ex-rights date for PT shares	Week of 29 October (D)
Record date for Portugal Telecom shareholders to receive PT Multimédia shares in the spin-off	D+2
PT Multimédia shares credited to Portugal Telecom shareholders’ accounts	D+6

The above-mentioned dates may be subject to change depending upon the completion of the review by the applicable regulatory authorities of aspects related to the transaction.

Terms of the Spin-off

Pursuant to the resolution approved at the General Shareholders Meeting of PT, the 58.43% shareholding in PT Multimédia will be distributed to PT shareholders on the following terms:

(a)	Each shareholder will be allotted 0.16 PT Multimédia shares for every PT share held, which corresponds to 4 PT Multimédia shares for each 25 ordinary shares of PT.
(b)	The spin-off of PT Multimédia is considered a dividend in kind, and therefore each PT shareholder will be subject to withholding tax in accordance with applicable legislation.
(c)

The number of PT Multimédia shares distributed, net of withholding tax, to a PT shareholder will be rounded down to the nearest whole number, and a cash amount will be paid for the corresponding difference.

(d)	The distribution ratio of PT Multimédia shares will be adjusted upwards in proportion to PT’s own shares held in treasury on the date of the announcement of the final terms for the spin-off.

For indicative purposes only, PT currently has equity swap contracts for 9.13% of its share capital in relation to the share buyback programme of Euro 2.1 billion under execution, announced on 20 February 2007. Assuming that the above mentioned shares are held in treasury on the date of the announcement of the final terms of the spin-off, as a result of the settlement of the equity swap contracts, the distribution ratio would increase to 0.17605 PT Multimédia shares for each share held in PT.

Before the effective date of the spin-off, we expect to issue an information statement to holders of American Depositary Shares (“ADSs”) representing ordinary shares of Portugal Telecom and to U.S. resident holders of Portugal Telecom’s ordinary shares describing the spin-off. The information statement is expected to include, among other things, information regarding: (i) the spin-off; (ii) risks relating to the spin-off; (iii) the business, financial condition and results of operations of PT Multimédia; (iv) certain tax considerations for holders of Portugal Telecom ADSs and U.S. holders of Portugal Telecom ordinary shares; (v) certain relationships between Portugal Telecom and PT Multimédia; (vi) the management of PT Multimédia; and (vii) a description of the ordinary shares of PT Multimédia. We urge you to review the Information Statement when it is distributed.

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor is it intended to substitute the Information Statement and other sources of information about PT, PT Multimédia and the spin-off.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

This document contains forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the implementation and timing of the spin-off and the calculation of the spin-off ratio are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.